Exhibit 99.1

Vision Marine Announces its Participation in the Newport Beach International Boat Show April 27-30, 2023.

Montreal, Canada, April 13, 2023 - Vision Marine Technologies Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), a global leader and innovator within the performance electric recreational boating industry, today announced that we will be attending the Newport Beach International Boat Show (https://www.nbibs.com), set to take place April 27-30, 2023, in Newport Beach's beautiful Lido Marina Village.

Vision Marine will be showcasing, alongside Four Winns, a division of Groupe Beneteau, the Four Winns H2e - the revolutionary electric bowrider, powered by Vision Marine's E-Motion™ 180E, the world's most powerful electric powertrain and outboard motor, that is redefining power boating.

This luxurious event will showcase the best in boating, yachting, and marine technology, offering attendees a one-of-a-kind experience that captures the essence of Newport Beach's elevated lifestyle.

"Our team is thrilled to showcase our groundbreaking technology, the E-Motion™ 180E, on the only production ready bowrider, the Four Winns H2e, at the Newport Beach International Boat Show, as it presents a unique opportunity for us to demonstrate how our innovations can redefine the future of the boating industry. We firmly believe in the power of our solutions to make boating more efficient, sustainable, and enjoyable for all, and we look forward to sharing our passion with fellow enthusiasts at this prestigious event,” stated Alex Mongeon, CEO, and co-founder of Vision Marine.

Nasdaq Deficiency

On April 11, 2023, the Company received a notice of deficiency (the “Notice”) from the Nasdaq Stock Market (“Nasdaq”). The non-compliance cited by Nasdaq in the Notice is the result of the previously announced departure of Mr. Alan Gaines from his position on the audit committee of the Company’s board of directors. With the departure of Mr. Gaines, the Company is currently not in compliance with Nasdaq Listing Rule 5605(c)(2)(A) requiring three independent members on its audit committee.

The Notice indicated that, consistent with Nasdaq Listing Rule 5605(c)(4), Nasdaq will provide the Company a cure period (i) until the earlier of the Company’s next annual shareholders’ meeting or March 15, 2024, or (ii) if the next annual meeting is held before September 11, 2023, then until no later than September 11, 2023, in order to regain compliance (the “Cure Period”). The Company is actively searching for an additional independent director for its audit committee and expects to fill the current vacancy and appoint a third independent director to the audit committee of the Company’s board of directors as soon as possible and within the Cure Period.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our Flagship E-Motion™ 180E electric marine powertrain is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, environmentally friendly, electric recreational boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, when Vision Marine discusses its participation at the Newport Beach International Boat Show, its partnership and future plans with Four Winns and the Beneteau brand portfolio, the integration of its electric powertrains, and its ability to regain compliance with Nasdaq Listing Rule 5605(c)(2)(A), it is using forward-looking statements. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2022, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Investor and Company Contact:

Bruce Nurse
Vision Marine Technologies Inc.
(800) 871-4274
bn@v-mti.com
www.visionmarinetechnologies.com